Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120291

PROSPECTUS

FLEXTRONICS INTERNATIONAL LTD.

Up to 2,252,954 Ordinary Shares, S$0.01 par value

     The aggregate number of up to 2,252,954 ordinary shares covered by this prospectus represent the maximum number of shares that will be initially issued by us pursuant to our acquisition of Future Software Limited. These ordinary shares, when issued, may be offered and sold over time by the shareholders named in this prospectus under the heading “Selling Shareholders,” by their pledgees or donees, or by other transferees that receive the ordinary shares in transfers other than public sales.

     The selling shareholders may sell their Flextronics shares on the Nasdaq National Market, on the over-the-counter market, in connection with the writing of exchange-traded call options, in negotiated transactions or otherwise, and these sales may be at prevailing market prices or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling shareholders, and this compensation might be in excess of the compensation customary in the type of transaction involved. See “Plan of Distribution.”

     We will not receive any of the proceeds from the sale of these shares.

     Our ordinary shares are quoted on the Nasdaq National Market under the symbol “FLEX.” The closing sale price of our ordinary shares on November 17, 2004 was $14.84 per share.

     Investing in our ordinary shares involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 2 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 18, 2004.

     You should rely only on the information contained in or incorporated by reference into this prospectus. No person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or those representations are made, you may not rely on that information or representations as having been authorized by us. You may not imply from the delivery of this prospectus, nor from a sale made under this prospectus, that our affairs are unchanged since the date of this prospectus. This prospectus may only be used where it is legal to sell the securities.

FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents incorporated by reference in this prospectus, contains forward-looking statements. The words “will,” “may,” “designed to,” “outlook,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “could” and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally under the heading “Summary,” and “Risk Factors.” Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements are those described in “Risk Factors.”

     In addition, these forward-looking statements are subject to the other risks and uncertainties discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors” in our reports on Form 10-K and Form 10-Q filed with the Securities and Exchange Commission. These forward-looking statements are based on current expectations as of the date of this prospectus. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

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SUMMARY

     The following summary may not contain all the information that may be important to you. You should read the entire prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Flextronics,” “the Company,” “we,” “our” and “us” refer to Flextronics International Ltd. and its subsidiaries, unless otherwise specified.

Flextronics

     We are a leading provider of advanced electronics manufacturing services (EMS) to original equipment manufacturers (OEMs) that span a broad range of products and industry segments, including cellular phones, printers and imaging, telecom/datacom infrastructure, medical, automotive, industrial systems and consumer electronics.

     Through a combination of internal growth and acquisitions, we have become one of the world’s largest EMS providers, with revenues of $14.5 billion in fiscal year 2004 and over 12.5 million manufacturing square feet in 29 countries across five continents as of March 31, 2004. We believe that our size, global presence, broad service offerings and expertise and advanced engineering and design capabilities enable us to win large programs from leading multinational OEMs for the design and manufacture of electronic products.

     Our customers include industry leaders such as Alcatel SA, Casio Computer Co., Ltd., Dell Computer Corporation, Ericsson Telecom AB, Hewlett-Packard Company, Microsoft Corporation, Motorola, Inc., Siemens AG, Sony-Ericsson, Telia Companies, and Xerox Corporation.

     We provide a complete range of services that are designed to meet our customers’ product requirements throughout their product development life cycle. Our strategy is to provide customers with global end-to-end supply chain services that include design and related engineering, new product introduction, manufacturing, and logistics with the goal of delivering a complete packaged product. We also provide after-market services such as repair and warranty services as well as network and communications installation and maintenance. By working closely with our customers and being highly responsive to their requirements throughout the design and supply chain processes, we believe that we can be an integral part of their operations, accelerate their time-to-market and time-to-volume production, and reduce their product costs.

     Our contract design and related engineering services include all aspects of product design including industrial and mechanical design, hardware design, embedded and application software development, semiconductor design, system validation, and test development through which we offer our customers the choice of full product development, system integration, cost reductions and software application development.

     In addition to the assembly of printed circuit boards (PCBs) and complete systems and products, our manufacturing services include the fabrication and assembly of plastic and metal enclosures, the fabrication of printed circuit boards and backplanes and the fabrication and assembly of photonics components. We have established an extensive network of manufacturing facilities in the world’s major electronics markets (the Americas, Asia, and Europe) in order to serve the increased outsourcing needs of both multinational and regional OEMs. In fiscal year 2004, production in the Americas, Asia, and Europe represented 14%, 45% and 41% of our net sales, respectively.

     We also combine our design and manufacturing services to design, develop and manufacture complete products, such as cellular phones and other consumer-related devices, which are sold by our OEM customers under the OEM’s brand names. This service offering is referred to original design manufacturing (ODM).

     Our principal offices are located at One Marina Boulevard, #28-00, Singapore 018989. Our telephone number is (65) 6890-7188.

Registration Rights

     We have agreed to file the registration statement, of which this prospectus forms a part, and keep it effective until the earliest of:

•	the date on which all the securities have been sold or are eligible to be sold by the original purchasers to the public within a 3-month period pursuant to Rule 144(k) of the Securities Act of 1933; or

•	November 4, 2006.

     We are obligated to file only one registration statement pursuant to the registration rights agreement.

RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including the information incorporated by reference, before deciding to invest in our securities. If any of the risks described below materialize, our operating results and financial condition could be adversely affected.

If we do not effectively manage changes in our operations, our business may be harmed.

     In the last ten years, we have experienced significant growth in our business through a combination of internal growth and acquisitions, and we expect to make additional acquisitions in the future, including our acquisition of the majority ownership stake in Hughes Software Systems and our acquisition of assets from Nortel Networks. Our global workforce has more than doubled in size since the beginning of fiscal year 2001. During that time, we have also reduced our workforce at some locations and closed certain facilities in connection with our restructuring activities. These changes have placed considerable strain on our management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not continue to improve our financial and management controls, reporting systems and procedures to manage our employees effectively and to expand our facilities, our business could be harmed.

     We plan to continue to transition manufacturing to lower cost locations. We plan to increase our manufacturing capacity in our low-cost regions by expanding our facilities and adding new equipment. This expansion involves significant risks, including, but not limited to, the following:

•	we may not be able to attract and retain the management personnel and skilled employees necessary to support expanded operations;

•	we may not efficiently and effectively integrate new operations and information systems, expand our existing operations and manage geographically dispersed operations;

•	we may incur cost overruns;

•	we may incur charges related to our expansion activities;

•	we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could harm our growth and our ability to meet customers’ delivery schedules; and

•	we may not be able to obtain funds for this expansion, and we may not be able to obtain loans or operating leases with attractive terms.

     In addition, we expect to incur new fixed operating expenses associated with our expansion efforts that will increase our cost of sales, including increases in depreciation expense and rental expense. If our revenues do not increase sufficiently to offset these expenses, our operating results could be seriously harmed. Our transition to low-cost manufacturing regions has contributed to significant restructuring and other charges that have resulted from reducing our workforce and capacity at higher-cost locations. We recognized restructuring charges of approximately $540.3 million in fiscal year 2004 and $297.0 million in fiscal year 2003 associated with the consolidation and closure of several manufacturing facilities, and impairment of certain long-lived assets at several manufacturing facilities. We may be required to take additional charges in the future as a result of these activities. We cannot assure you as to the timing or amount of any future restructuring charges. If we are required to take additional restructuring charges in the future, it could have a material adverse impact on our operating results, financial position and cash flows.

We depend on industries that continually produce technologically advanced products with short life cycles; our inability to continually manufacture such products on a cost-effective basis could harm our business.

     For the three months ended June 30, 2004, we derived:

•	approximately 37% of our revenues from customers in the handheld devices industry, whose products include cellular phones, pagers and personal digital assistants;

•	approximately 21% of our revenues from customers in the computers and office automation industry, whose products include copiers, scanners, graphic cards, desktop and notebook computers, and peripheral devices such as printers and projectors;

•	approximately 16% of our revenues from providers of communications infrastructure, whose products include equipment for optical networks, cellular base stations, radio frequency devices, telephone exchange and access switches, and broadband devices;

•	approximately 9% of our revenues from the consumer devices industry, whose products include set-top boxes, home entertainment equipment, cameras and home appliances;

•	approximately 8% of our revenues from providers of information technologies infrastructure, whose products include servers, workstations, storage systems, mainframes, hubs and routers; and

•	approximately 9% of our revenues from customers in a variety of other industries, including the medical, automotive, industrial and instrumentation industries.

     Factors affecting these industries in general could seriously harm our customers and, as a result, us. These factors include:

•	rapid changes in technology, which result in short product life cycles;

•	seasonality of demand for our customers’ products;

•	the inability of our customers to successfully market their products, and the failure of these products to gain widespread commercial acceptance; and

•	recessionary periods in our customers’ markets.

Our customers have and may continue to cancel their orders, change production quantities or locations, or delay production.

     As a provider of electronics manufacturing services, we must provide increasingly rapid product turnaround for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead-times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. Uncertain economic and geopolitical conditions have resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufactured for these customers and delivered in that period, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins. In addition, customers often require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and related stresses at the other.

     In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the rapid changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. We often increase staffing, increase capacity and incur other expenses to meet the anticipated demand of our customers, which cause reductions in our gross margins if customer orders are or cancelled. Anticipated orders may not materialize, and delivery schedules may be deferred as a result of changes in demand for our customers’ products. On occasion, customers require rapid increases in production, which stress our resources and reduce margins. Although we have increased our manufacturing capacity, and plan further increases, we may not have sufficient capacity at any given time to meet our customers’ demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand harms our gross profit and operating income.

Our operating results vary significantly from period to period.

     We experience significant fluctuations in our results of operations. Some of the principal factors that contribute to these fluctuations are:

•	changes in demand for our services;

•	our effectiveness in managing manufacturing processes and costs in order to decrease manufacturing expenses;

•	the mix of the types of manufacturing services we provide, as high-volume and low-complexity manufacturing services typically have lower gross margins than lower volume and more complex services;

•	changes in the cost and availability of labor and components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules;

•	the degree to which we are able to utilize our available manufacturing capacity;

•	our ability to manage the timing of our component purchases so that components are available when needed for production, while avoiding the risks of purchasing inventory in excess of immediate production needs;

•	local conditions and events that may affect our production volumes, such as labor conditions, political instability and local holidays; and

•	changes in demand in our customers’ end markets.

     Two of our significant end-markets are the handheld electronics devices market and the consumer devices market. These markets exhibit particular strength toward the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our third fiscal quarter as compared to our other fiscal quarters.

Our increased original design manufacturing (ODM) activity may reduce our profitability.

     We have recently begun providing ODM services, where we design and develop products that we then manufacture for OEM customers. We are actively pursuing ODM projects, focusing primarily on consumer related devices, such as cellular phones and related products, which requires that we make investments in research and development, technology licensing, test and tooling equipment, patent applications, facility expansion, and recruitment.

     Although we enter into contracts with our ODM customers, we may design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all, or if they do not then purchase anticipated levels of products. In addition, ODM activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to an ODM product, these contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any volume of purchases. These contracts can generally be terminated by either party on short notice. There is no assurance that we will be able to maintain our current level of ODM activity at all or for an extended period of time. Due to the initial costs of investing in the resources necessary for this business, our increased ODM activities adversely affected our profitability during fiscal year 2004. We continue to make investments in our ODM services, which could adversely affect our profitability during fiscal year 2005 and beyond. Further, the products we design must satisfy safety and regulatory standards and some products must also receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

The success of our ODM activity depends on our ability to protect our intellectual property rights.

     We retain certain intellectual property rights to our ODM products. As the level of our ODM activity is increasing, the extent to which we rely on rights to intellectual property incorporated into products is increasing. Despite our efforts, we cannot be certain that the measures we have taken to prevent unauthorized use of our technology will be successful. If we are unable to protect our intellectual property rights, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Intellectual property infringement claims against our customers or us could harm our business.

     Our ODM products often face competition from the products of OEMs, many of whom may own the intellectual property rights underlying those products. As a result, we could become subject to claims of intellectual property infringement as the number of our competitors increases. In addition, customers for our ODM services typically require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for such infringement, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such a license on reasonable terms or at all.

If our ODM products are subject to design defects, our business may be damaged and we may incur significant fees.

     In our contracts with ODM customers, we generally provide them with a warranty against defects in our designs. If an ODM product or component that we design is found to be defective in its design, this may lead to increased warranty claims. Although we have product liability insurance coverage, it is expensive and may not be available on acceptable terms, in sufficient amounts, or at all. A successful product liability claim in excess of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to intangible asset risk.

     We have a substantial amount of intangible assets. These intangible assets are attributable to acquisitions and represent the difference between the purchase price paid for the acquired businesses and the fair value of the net tangible assets of the acquired businesses. We are required to evaluate goodwill and other intangibles for impairment on at least an annual basis, and whenever changes in circumstances indicate that the carrying amount may not be recoverable from estimated future cash flows. As a result of our annual and other periodic evaluations, we may determine that the intangible asset values need to be written down to their fair values, which could result in material charges that could be adverse to our operating results and financial position.

We may encounter difficulties with acquisitions, which could harm our business.

     We have completed numerous acquisitions of businesses and we expect to continue to acquire additional businesses in the future. We are currently in preliminary discussions with respect to potential acquisitions and strategic customer transactions, and we have entered into definitive agreements for the acquisition of Nortel Networks’ optical, and wireless and enterprise manufacturing operations and related supply chain activities. We do not have any other definitive agreements to make any material acquisitions or strategic customer transactions. Any future acquisitions may require additional debt or equity financing. This could increase our leverage or be dilutive to our existing shareholders. We may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all.

     In addition, acquisitions involve numerous risks and challenges, including:

•	difficulties in integrating acquired businesses and operations;

•	diversion of management’s attention from the normal operation of our business;

•	potential loss of key employees and customers of the acquired companies;

•	difficulties in managing and integrating operations in geographically dispersed locations;

•	lack of experience operating in the geographic market or industry sector of the acquired business;

•	increases in our expenses and working capital requirements, which reduce our return on invested capital; and

•	exposure to unanticipated contingent liabilities of acquired companies.

     These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

Our new strategic relationship with Nortel Networks involves a number of risks, and we may not succeed in realizing the anticipated benefits of this relationship.

     The transaction with Nortel Networks is subject to a number of closing conditions, including regulatory approvals, conversion of information technology systems, and the completion of the required information and consultation process with employee representatives in Europe. Some of the processes involved in converting information technology systems (including the integration of related systems and internal controls) are complex and time consuming, and may present unanticipated difficulties. As a result, we expect that the closings of this transaction will not be completed until May 2005. Further delays may arise if the conversion of information technology systems requires more time than presently anticipated. In addition, completion of required information and consultation process with employee representatives in Europe may result in additional delays and in difficulties in retaining employees.

     After closing, the success of this transaction will depend on our ability to successfully integrate the acquired operations with our existing operations. This will involve integrating Nortel Networks’ information technology systems with our other systems, integrating their operations into our existing procurement activities, and assimilating and managing existing personnel. In addition, this transaction will increase our expenses and working capital requirements, and place burdens on our management resources. In the event we are unsuccessful in integrating the acquired operations, we would not achieve the anticipated benefits of this transaction, and our results of operations would be adversely affected.

     As a result of the new strategic relationship, we expect that Nortel Networks will become our largest single customer, representing over ten percent of our net sales. The manufacturing relationship with Nortel Networks is not exclusive, and they are entitled to use other suppliers for a portion of their requirements of these products. While Nortel Networks has agreed to use Flextronics to manufacture a majority of its requirements of these existing products, so long as Flextronics’ services are competitive, our services may not remain competitive, and there can be no assurance that we will continue to manufacture a majority of Nortel Networks requirements of these products. In addition, sales of these products depend on a number of factors, including global economic conditions, competition, new technologies that could render these products obsolete, the level of sales and marketing resources devoted by Nortel Networks with respect to these products, and the success of these sales and marketing activities. If demand for these products should decline, we would experience reduced sales and gross margins from these products.

     We have agreed to cost reduction targets and price limitations and to certain manufacturing quality requirements. We may not be able to reduce costs over time as required, and Nortel Networks would be entitled to certain reductions in their product prices, which would adversely affect our margins from this program. In addition, we may encounter difficulties in meeting Nortel Networks’ expectations as to product quality and timeliness. If Nortel Networks’ requirements exceed the volume we anticipate, we may be unable to meet these requirements on a timely basis. Our inability to meet Nortel Networks volume, quality, timeliness and cost requirements, could have a material adverse effect on our results of operations. Nortel Networks may not purchase a sufficient quantity of products from us to meet our expectations and we may not utilize a sufficient portion of the acquired capacity to achieve profitable operations.

     In addition, as a result of the transaction with Nortel Networks, we will employ approximately 150 of Nortel Networks’ optical design employees. We may fail to retain and motivate these employees or to integrate them into our other design operations.

     Although we expect that our gross margin and operating margin on sales to Nortel Networks will initially be less than that generally realized by the Company in fiscal 2004, we also expect that we will be able to increase these gross margins over time through cost reductions and by internally sourcing our vertically integrated supply chain solutions, which include the fabrication and assembly of printed circuit boards and enclosures, as well as logistics and repair services. Additionally, the impact of lower gross margins may be partially offset by the effect of anticipated lower selling, general and administrative expenses, as a percentage of net sales. There can be no assurance that we will realize lower expenses or increased operating efficiencies as anticipated.

Our strategic relationships with major customers create risks.

     Over the past several years, we have completed numerous strategic transactions with OEM customers, including, among others, Xerox, Alcatel, Casio and Ericsson, and we have entered into a definitive agreement with Nortel Networks. Under these arrangements, we generally acquire inventory, equipment and other assets from the OEM, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year supply agreements for the production of their products. We intend to continue to pursue these OEM divestiture transactions in the future. There is strong competition among EMS companies for these transactions, and this competition may increase. These transactions have contributed to a significant portion of our revenue growth, and if we fail to complete similar transactions in the future, our revenue growth could be harmed. As part of these arrangements, we typically enter into manufacturing services agreements with these OEMs. These agreements generally do not require any minimum volumes of purchases by the OEM, and the actual volume of purchases may be less than anticipated. The arrangements entered into with divesting OEMs typically involve many risks, including the following:

•	we may need to pay a purchase price to the divesting OEMs that exceeds the value we may realize from the future business of the OEM;

•	the integration of the acquired assets and facilities into our business may be time-consuming and costly;

•	we, rather than the divesting OEM, bear the risk of excess capacity at the facility;

•	we may not achieve anticipated cost reductions and efficiencies at the facility;

•	we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions; and

•	if demand for the OEMs’ products declines, the OEM may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs.

     As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

We depend on the continuing trend of outsourcing by OEMs.

     Future growth in our revenue depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. To the extent that these opportunities are not available, either because OEMs decide to perform these functions internally or because they use other providers of these services, our future growth would be limited.

The majority of our sales come from a small number of customers; if we lose any of these customers, our sales could decline significantly.

     Sales to our ten largest customers have represented a significant percentage of our net sales in recent periods. Our ten largest customers accounted for approximately 64% and 67% of net sales in fiscal year 2004 and fiscal year 2003, respectively. Our largest customers during fiscal year 2004 were Hewlett-Packard and Sony-Ericsson, each accounting for approximately 12% of net sales, respectively. No other customer accounted for more than 10% of net sales in fiscal year 2004 or fiscal year 2003.

     Our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

Our industry is extremely competitive.

     The EMS industry is extremely competitive and includes many companies, several of which have achieved substantial market share. Current and prospective customers also evaluate our capabilities against the merits of manufacturing products themselves. Some of our competitors may have greater design, manufacturing, and financial or other resources than we do. Additionally, we face competition from Taiwanese ODM suppliers, who have a substantial share of the global market for information technology hardware production, primarily related to notebook and desktop computers and personal computer motherboards, in addition to providing consumer products and other technology manufacturing services.

     The overall demand for electronics manufacturing services decreased in recent years, resulting in increased capacity and substantial pricing pressures, which have harmed our operating results. Certain sectors of the EMS industry have experienced increased price competition, and if we experience such increased level of competition in the future, our revenues and gross margin may continue to be adversely affected.

We may be adversely affected by shortages of required electronic components.

     At various times, there are shortages of some of the electronic components that we use, as a result of strong demand for those components or problems experienced by suppliers. These unanticipated component shortages have resulted in curtailed production or delays in production, which prevented us from making scheduled shipments to customers in the past and may do so in the future. Our inability to make scheduled shipments could cause the Company to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased manufacturing or component costs.

Our customers may be adversely affected by rapid technological change.

     Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvement in products and services. These conditions frequently result in short product life cycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers’ products become obsolete or fail to gain widespread commercial acceptance, our business could be adversely affected.

We are subject to the risk of increased income taxes.

We have structured our operations in a manner designed to maximize income in countries where:

•	tax incentives have been extended to encourage foreign investment; or

•	income tax rates are low.

     We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effects. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

     Several countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. These tax incentives expire over various periods from 2004 to 2010 and are subject to certain conditions with which we expect to comply. We have obtained tax holidays or other incentives where available, primarily in China, Malaysia and Hungary. In these three countries, we generated an aggregate of approximately $8.4 billion of our total revenues for the fiscal year ended March 31, 2004. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions of businesses may cause our effective tax rate to increase.

We conduct operations in a number of countries and are subject to risks of international operations.

     The geographical distances between the Americas, Asia and Europe create a number of logistical and communications challenges for us. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries. Facilities in several different locations may be involved at different stages of the production of a single product, leading to additional logistical difficulties.

     Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to the risks of changes in economic and political conditions in those countries, including:

•	fluctuations in the value of local currencies;

•	labor unrest and difficulties in staffing;

•	longer payment cycles;

•	cultural differences;

•	increases in duties and taxation levied on our products;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports of components or assembled products, or other travel restrictions;

•	expropriation of private enterprises; and

•	a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

     The attractiveness of our services to U.S. customers can be affected by changes in U.S. trade policies, such as most favored nation status and trade preferences for some Asian countries. In addition, some countries in which we operate, such as Brazil, Hungary, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as China and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

We are exposed to fluctuations in foreign currency exchange rates.

     We transact business in various foreign countries. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the functional currencies of our entities. Volatility in the exchange rates between the foreign currencies and the functional currencies of our entities could seriously harm our business, operating results and financial condition. We try to manage our foreign currency exposure by borrowing in various foreign currencies and by entering into foreign exchange forward contracts. Mainly, we enter into foreign exchange forward contracts intended to reduce the short-term impact of foreign currency fluctuations on current assets and liabilities denominated in foreign currency. These exposures are primarily, but not limited to, cash, receivables, payables and inter-company balances, in currencies other than the functional currency of the operating entity. We will first evaluate and, to the extent possible, use non-financial techniques, such as currency of invoice, leading and lagging payments, receivable management or local borrowing to reduce transactions exposure before taking steps to minimize remaining exposure with financial instruments. Foreign exchange forward contracts intended to hedge forecasted transactions are treated as cash flow hedges and such contracts generally expire within three months. The credit risk of these forward contracts is minimized since the contracts are with large financial institutions. The gains and losses on forward contracts generally offset the gains and losses on the assets, liabilities and transactions hedged.

We depend on our executive officers and skilled management personnel.

     Our success depends to a large extent upon the continued services of our executive officers. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed. In addition, in connection with expanding our ODM activities, we must attract and retain experienced design engineers. Although we and a number of companies in our industry have implemented workforce reductions, there remains substantial competition for highly skilled employees. Our failure to recruit and retain experienced design engineers could limit the growth of our ODM activities, which could adversely affect our business.

We are subject to environmental compliance risks.

     We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional remediation liability. Further, additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Currently unexpected costs that we may incur with respect to environmental matters may result in additional loss contingencies, the quantification of which cannot be determined at this time.

We are a defendant in several securities class action lawsuits and this litigation could harm our business whether or not determined adversely to us.

     Between June and August 2002, Flextronics and certain of our officers and directors were named as defendants in several securities class action lawsuits, seeking an unspecified amount of damages, which were filed in the Untied States District Court for the Southern District of New York. Plaintiffs filed these actions on behalf of those who purchased, or otherwise acquired, Flextronics’ ordinary shares between January 18, 2001 and June 4, 2002, including those who purchased ordinary shares in our secondary offerings on February 1, 2001 and January 7, 2002. These actions generally allege that, during this period, the defendants made misstatements to the investing public about the financial condition and prospects of Flextronics.

On April 23, 2003, the Court entered an order transferring these lawsuits to the United States District Court for the Northern District of California. In July 2003, Flextronics filed a motion to dismiss on behalf of the Company and the individual defendants, and in November 2003, the Court entered an order granting defendants’ motion to dismiss without prejudice. Plaintiffs filed an amended complaint in January 2004 and defendants again moved to dismiss the complaint.

     In May 2004, before a hearing on the motion to dismiss was to take place, the parties reached a tentative settlement of all claims in the lawsuit and the defendants withdrew their motion. The settlement is funded entirely with funds from our Officers’ and Directors’ insurance. On July 28, 2004, the Court entered an order preliminarily approving the settlement and on November 2, 2004, the Court entered an order approving the final settlement.

ENFORCEMENT OF CIVIL LIABILITIES

     We are incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, or Singapore Companies Act. Some of our directors and executive officers reside in Singapore. All or a substantial portion of the assets of such persons, and a substantial portion of our assets, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Flextronics or to enforce against them, in the United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. You should note that judgments of United States courts based upon the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts and there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling shareholders of our ordinary shares.

SELLING SHAREHOLDERS

     The following table sets forth information regarding the selling shareholders named below and the shares that may be offered and sold from time to time by the selling shareholders pursuant to this prospectus. The selling shareholders named below, together with any pledgee, donee, transferee or successor-in-interest of any named selling shareholders selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer, and any person who may purchase shares offered hereby from any named selling shareholders in a private transaction in which they are assigned the shareholders’ rights to registration of their shares, are referred to in this prospectus as the “selling shareholders.”

     All of the shares that may be offered and sold pursuant to this prospectus were acquired by the named selling shareholders in connection with our acquisition of Future Software Limited. Percentage ownership is based upon 559,451,026 outstanding ordinary shares of Flextronics as of November 1, 2004.

     The selling shareholders may offer from time to time all or some of their shares under this prospectus. Because the selling shareholders are not obligated to sell their shares, and because the selling shareholders also may acquire our publicly traded ordinary shares, we cannot estimate how many shares each selling shareholder will own after this offering. Based on representations made to us by the selling shareholders, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

		Number of Ordinary Shares
		Owned		Owned
	Beneficially	Before the	Offered	After the
Name of Beneficial Owner	Owned	Offering	Hereby	Offering
Shirdi Sai Trust (1)	1,446,109	*	1,446,109	—
Intel Capital Corporation (2)	378,892	*	378,892	—
Sara Fund Trustee Company Limited A/c Sara Fund (3)	241,332	*	241,332	—
IL & FS Trust Company Limited A/c India Auto Ancillary Fund (4)	113,122	*	113,122	—
Digital Holdings Private Limited (5)	41,497	*	41,497	—
K.V. Ramani (6)	32,002	*	32,002	—
Total	2,252,954	*	2,252,954	—

*	Less than 1%
(1)	K.V. and Lakshmi Ramani share voting and dispositive power over these securities. The address for this entity is #1, Sai Nagar, 108, Krishnan Karanai Village, Pattipulam PO, East Coast Road, Tamil Nadu 603104. Pursuant to the terms of the transaction between the Registrant and the selling shareholders, certain shares are being held back to satisfy potential indemnity claims of the Registrant (the “Holdback”). Pursuant to the Holdback, this entity may receive such number of additional shares equal to (i) $2,528,500 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before May 4, 2005 and (ii) $2,528,500 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before November 4, 2005.
(2)	Intel Corporation, a reporting Company under the Securities Exchange Act of 1934, has voting and dispositive power over these securities. The address for this entity is c/o Intel Corporation, 2200 Mission College Blvd., SC4-203, Santa Clara, CA 95052. Pursuant to the Holdback, this entity may receive such number of additional shares equal to (i) $680,000 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before May 4, 2005 and (ii) $680,000 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before November 4, 2005.
(3)	Manjor Borkar and Sanjay Mitra, managers of IL & FS Investment Managers Limited, share voting and dispositive power over these securities. The address for this entity is c/o IL & FS Financial Centre, Plot No. C-22, G Block, Bandra Kurla Complex, Bandra East, Mumbai 400 051. Pursuant to the Holdback, this entity may receive such number of additional shares equal to (i) $462,980 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before May 4, 2005 and (ii) $462,980 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before November 4, 2005.
(4)	Manjor Borkar and Sanjay Mitra, managers of IL & FS Investment Managers Limited, share voting and dispositive power over these securities. The address for this entity is c/o IL & FS Financial Centre, Plot No. C-22, G Block, Bandra Kurla Complex, Bandra East, Mumbai 400 051. Pursuant to the Holdback, this entity may receive such number of additional shares equal to (i) $217,020 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before May 4, 2005 and (ii) $217,020 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before November 4, 2005.
(5)	K.V. and Lakshmi Ramani share voting and dispositive power over these securities. The address for this entity is #2, Sai Nagar, 109 Krishnan Karanai Village, Pattipulam PO, East Coast Road, Tamil Nadu 603104. Pursuant to the Holdback, this entity may receive such number of additional shares equal to (i) $64,000 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before May 4, 2005 and (ii) $64,000 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before November 4, 2005.
(6)	Pursuant to the Holdback, this individual may receive such number of additional shares equal to (i) $47,500 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before May 4, 2005 and (ii) $47,500 minus any indemnity claims, divided by the average price of the Registrant’s ordinary shares for the twenty-trading day period ending five days before November 4, 2005.

PLAN OF DISTRIBUTION

     We are registering our ordinary shares on behalf of the selling shareholders including their pledges, donees, transferees or other successors-in-interest. The selling shareholders received those shares upon the closing of the acquisition of Future Software Limited. This prospectus covers the resale of the selling shareholders’ ordinary shares that were issued upon the closing of the acquisition. The selling shareholders are bound by a registration rights agreement with us. To our knowledge, the selling shareholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

     The selling shareholders may sell or distribute some or all of the shares registered hereby from time to time through underwriters, dealers, brokers or other agents or directly to one or more purchasers, including pledgees. The selling shareholders may sell the shares on the Nasdaq National Market, on a national securities exchange, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices or at fixed prices, which may be changed. The selling shareholders may offer and sell some or all of their shares through:

•	a block trade in which a broker-dealer or other person may resell all or part of the block, as principal or agent, in order to facilitate the transaction;

•	purchases by a broker-dealer or other person, as principal, and a subsequent resale by the broker-dealer for its account;

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The amendment or supplement will disclose the specific shares to be sold, the names of the selling shareholders, the purchase price or public offering price, the names of any agent, dealer or underwriter, and any applicable commission or discount.

     In addition, selling shareholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made pursuant to this prospectus. For example, the selling shareholders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling shareholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•	enter into option transactions or other types of transactions that require the selling shareholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	lend the shares to a broker, dealer or other financial institution, which may sell the lent shares.

     These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered hereby, and such broker, dealer or other financial institution may resell such shares pursuant to this prospectus. Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and comply with the requirements of that rule.

     Brokers, dealers, agents or underwriters participating in transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling shareholders (and, if they act as agent for the purchaser of the shares, from such purchaser). The discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved.

     The selling shareholders and any underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Flextronics nor the selling shareholders can presently estimate the amount of such compensation.

     We will pay substantially all of the expenses incident to this offering of the shares by the selling shareholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act, in connection with the offer and sale of the shares, and selling shareholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     In order to comply with certain states’ securities laws, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

     We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omit to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling shareholder.

     The shares offered under this prospectus represent the maximum number of shares which will be issued by us to former shareholders of Future Software Limited in connection with the acquisition of that company by us pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D under the Securities Act. In connection with this acquisition, we agreed to register the ordinary shares offered under this prospectus under the Securities Act.

     Our ordinary shares are listed on the Nasdaq National Market under the symbol “FLEX”.

MATERIAL TAX CONSIDERATIONS

     This summary is of a general nature and is included in this prospectus solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. No representation regarding the consequences to any particular holder of our ordinary shares is made. Prospective holders of our ordinary shares should consult their own tax advisers regarding their particular circumstances and the effects of state, local or foreign, including Singapore, tax laws to which they may be subject.

U.S. Federal Income Tax Considerations

     This section describes the material U.S. federal tax consequences relating to the ownership and disposition of our ordinary shares. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) published rulings and court decisions, all as currently in effect. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of owning or disposing the ordinary shares could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of owning or disposing of the ordinary shares.

     This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, pension funds, tax-exempt organizations, expatriates, brokers, dealers or traders in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons holding the ordinary shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes, persons deemed to sell the ordinary shares under the constructive sale provisions of the Code, persons who hold the ordinary shares through a partnership or other pass through entity, persons subject to the alternative minimum tax provisions of the Code, persons that have a “functional currency” other than the U.S. dollar, or persons who are not U.S. Shareholders (as defined below)). This description applies to persons who will hold the ordinary shares as “capital assets” within the meaning of Section 1221 of the Code. Except as provided below, this description does not consider the effect of any state, local, estate or gift, foreign, or other tax laws that may be applicable to particular investors.

Persons considering the purchase of ordinary shares should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local tax laws, and tax treaties to their particular situations.

     As used herein, the term “U.S. Shareholder” means a beneficial holder of ordinary shares that is (i) a citizen or resident of the U.S. for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation) organized in or under the laws of the U.S. or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if such trust validly elects to be treated as a domestic trust for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all of the substantial decisions of such trust.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of acquiring, holding and disposing of the ordinary shares.

     U.S. Shareholders will upon the sale or exchange of an ordinary share (except in the case of certain reorganizations) recognize gain or loss for U.S. income tax purposes in an amount equal to the difference between the amount realized and the U.S. Shareholder’s adjusted tax basis in such a share. Any gain or loss recognized by a U.S. Shareholder generally will be treated as United States source gain or loss. Such gain or loss will be long-term capital gain or loss if the share has been held for more than one year. Long-term capital gain of non-corporate taxpayers is taxed at lower rates than those applicable to ordinary income. The deductibility of capital loss is subject to certain limitations. If a U.S. Shareholder receives any currency other than U.S. dollars on the sale or exchange of a share, such U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of such sale and the date such sale proceeds are converted into U.S. dollars.

     U.S. Shareholders will be required to report as ordinary income for U.S. income tax purposes the amount of any distribution received with respect to the ordinary shares to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid on the ordinary shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” If the distribution exceeds our current and accumulated profits, the excess will be treated first as a nontaxable return of capital reducing the U.S. Shareholder’s tax basis in the U.S. Shareholder’s stock. Any remaining excess will be treated as capital gain. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income. If the U.S. Shareholder is a U.S. corporation, it generally would be able to claim a deduction equal to a portion of any dividends received. With respect to non-corporate holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ordinary shares (which are listed on the Nasdaq National Market) are readily tradable on an established securities market in the United States. Thus, we believe that dividends that we pay on our ordinary shares currently meet the conditions required for these reduced tax rates. There can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. non-corporate holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

     If over 50.0% of our stock (by vote or value) were owned by U.S. Shareholders who individually hold 10.0% or more of our voting stock (applying certain rules of attribution), such U.S. Shareholders potentially would be required to include in income a portion or all of their pro rata share of our earnings and profits and the earnings and profits of our non-U.S. subsidiaries. As of June 1, 2004, we are aware of one U.S. Shareholder who individually held 10% or more of our voting stock.

     If the shareholding tests discussed in the immediately preceding paragraph are not satisfied and 50.0% or more of our assets during a taxable year produced or were held for the production of passive income, as defined in Section 1297(b) of the Code (e.g., certain forms of dividends, interest and royalties) or 75.0% or more of our gross income for a taxable year was passive income as defined in Section 1297(b) of the Code, adverse U.S. tax consequences could result to U.S. Shareholders. As of June 1, 2004, we do not believe that either the asset test or income test described in the immediately preceding sentence are satisfied and thus we believe, based on our current operations and assets, that we should not be classified a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes although there can be no assurance in this regard. However, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or changes in governing law. Non-corporate U.S. Shareholders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

     In general, information reporting requirements will apply to dividends paid in respect of ordinary shares or the proceeds received on the sale, exchange or redemption of ordinary shares within the United States (and in certain cases, outside the United States) by U.S. Shareholders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such payments if the U.S. Shareholder fails to provide an accurate taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Shareholder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Singapore Tax Considerations

     This summary of Singapore tax and U.S. federal income and estate tax considerations is based on current law, which is subject to change, possibly on a retroactive basis, and is provided for general information. These discussions do not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, U.S. shareholders who actually or constructively own 10% or more of the total combined voting power of all of our outstanding shares, regulated investment companies, partnerships or other pass through entities or investors in such entities, financial institutions or broker-dealers, expatriates and shareholders that are not U.S. shareholders subject to special treatment under the U.S. federal income tax laws). Shareholders should consult their own tax advisors regarding the particular tax consequences to such shareholders of any investment in our ordinary shares.

Income Taxation Under Singapore Law

     Under current provisions of the Income Tax Act, Chapter 134 of Singapore, corporate profits are taxed at a rate equal to 20% with effect from the year of assessment 2005. In addition, 75% of up to the first S$10,000, and 50% of up to the next S$90,000 of a company’s chargeable income (other than Singapore dividends received by the company) will be exempt from corporate tax.

     Singapore does not impose withholding tax on dividends. Prior to January 1, 2003, Singapore applied a full imputation system to all dividends (other than exempt dividends) paid by a Singapore resident company. With effect from January 1, 2003, tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore resident. However, if the resident company was previously under the imputation system and has unutilized dividend franking credits as at December 31, 2002, there will be a 5-year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system. Dividends declared by non-resident companies are not subject to the imputation system.

     Under current Singapore tax law there is no tax on capital gains, and, thus, any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of ordinary shares is construed to be of an income nature and subject to tax, especially if they arise from activities which IRA regards as the carrying on of a trade or business in Singapore (in which case, the disposal profits would be taxable as trade profits rather than capital gains).

     There is no stamp duty payable in respect of the holding of shares. No duty is payable on the acquisition of new shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2 for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore. Under Article 22 (iii) of our Articles of Association, our directors are authorized to refuse to register a transfer unless the instrument of transfer has been duly stamped.

Estate Taxation

     In the case of an individual who is not domiciled in Singapore and who died before January 1, 2002, a Singapore estate tax is imposed on the value of all movable and immovable properties situated in Singapore. Our shares are considered to be movable property situated in Singapore. Thus, an individual shareholder who is not domiciled in Singapore at the time of his or her death before January 1, 2002 will be subject to Singapore estate tax on the value of any such shares held by the individual upon the individual’s death. Such a shareholder will be required to pay Singapore estate tax to the extent that the value of the shares (or in aggregate with any other assets subject to Singapore estate tax) exceeds S$600,000. Any such excess will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual’s Singapore chargeable assets and thereafter at a rate equal to 10%. If an individual who is not domiciled in Singapore dies on or after January 1, 2002, no estate duty is payable on his moveable property in Singapore.

     An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) also will have the value of the shares included in the individual’s gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder’s U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder’s gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals should consult their own tax advisors regarding the Singapore and U.S. estate tax consequences of their investment.

LEGAL MATTERS

     The validity of the ordinary shares offered by this prospectus will be passed upon on our behalf by Allen & Gledhill, our Singapore legal advisors.

EXPERTS

     The consolidated financial statements and financial statement schedule for the fiscal years ended March 31, 2004 and 2003 incorporated in this registration statement by reference from the Company’s Annual Report on Form 10-K for the year ended March 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended June 30, 2004 and 2003 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

     The audited financial statements for the year ended March 31, 2002 that are incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report dated April 25, 2002 with respect thereto. Because Arthur Andersen LLP has ceased to exist, you may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in these financial statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

     Except to the extent modified or superseded by information contained herein, we incorporate by reference the documents listed below, and any future filings we made with the Securities and Exchange Commission under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities registered on this registration statement:

•	our annual report on Form 10-K for the fiscal year ended March 31, 2004, as amended;

•	our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2004, as amended;

•	our current report on Form 8-K filed on July 26, 2004;

•	our current report on Form 8-K filed on August 27, 2004;

•	our current report on Form 8-K filed on October 28, 2004; and

•	the description of our ordinary shares contained in our registration statement on Form 8-A filed on January 31, 1994.

     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

     Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the ordinary shares offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our ordinary shares. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

     We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). You may request a copy of this information at no cost, by writing or telephoning us at:

Flextronics International Ltd.
2090 Fortune Drive
San Jose, California 95131
Attention: Thomas J. Smach
Senior Vice President of Finance
Telephone: (408) 576-7722